

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Mark Goldsmith, M.D., Ph.D.
President and Chief Executive Officer
Revolution Medicines, Inc.
700 Saginaw Drive
Redwood City, California 94063

> **Re: Revolution Medicines, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 13, 2023**
> **File No. 333-274499**

Dear Mark Goldsmith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Roeder, Esq.